Exhibit 4.33

INFORMATION RIGHTS LETTER

STT GDC Pte. Ltd.

1 Temasek Avenue

#33-01 Millenia Tower

Singapore 039192

November 7, 2016

Re: Information Rights

Dear Sir/Madam:

This letter agreement (herein so called) confirms that, in consideration of the prior investment by STT GDC Pte. Ltd. (“STT”) in the shares of GDS Holdings Limited, a company organized and existing under the laws of the Cayman Islands (the “Company”) and the Company’s contemplated initial public offering, we hereby agree as follows:

Effective immediately upon the effectiveness of the registration statement in respect of a Qualified IPO (as defined in the Sixth Amended and Restated Members’ Agreement in respect of the Company dated May 19, 2016):

1.            For so long as STT or any of its affiliates has the right to appoint one or more Directors of the Company (STT or such affiliate, a “Qualified Shareholder”), the Company shall furnish such Qualified Shareholder with the following information (in each case consistent with materials otherwise provided the Company’s Board of Directors and/or such documents in their final form for use by senior management):

(a)           periodic reports, consisting of unaudited quarterly financial statements (as soon as available and in any event not later than the later of (i) 45 days following the end of each fiscal quarter; (ii) if mutually agreed between the parties in respect of a particular fiscal quarter, 60 days following the end of such fiscal quarter, and (iii) the date on which the Company’s unaudited quarterly financial statements are made available to the public) and audited annual financial statements (as soon as available and in any event not later than the later of (i) 90 days following the end of each fiscal year, (ii) if mutually agreed between the parties in respect of a particular fiscal year, 120 days following the end of such fiscal year, and (iii) the date on which the Company’s audited annual financial statements are made available to the public) prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), which statements shall consist of:

(i)            the consolidated balance sheet, income statement and cash flow statement of the Company consisting of a comparison to the corresponding data for the prior period and the corresponding period of the previous fiscal year; and

(ii)           a group reporting package that is required for purposes of the Qualified Shareholder’s own financial statement preparations) showing the reconciliation to International Financial Reporting Standards (“IFRS”) (which in the case of the annual IFRS group reporting package shall be audited by the Company’s auditor); and

(b)           to the extent that the Company is required by law or pursuant to the terms of any outstanding indebtedness of the Company to prepare any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Exchange Act, such reports actually prepared by the Company as soon as available, provided, that any such reports shall be deemed to have been provided when such reports are publicly available via the SEC’s EDGAR system or any successor to the EDGAR system.

2.   The parties hereto further agree as follows:

(a)           The Qualified Shareholder shall be responsible for, and shall reimburse the Company for, any fees and expenses incurred in connection with the preparation and provision of any information pursuant to paragraph 1(a)(ii) above, to the extent that such information would not otherwise have been prepared by the Company but for the need to fulfill its obligations under this letter agreement.

(b)           The Qualified Shareholder shall keep confidential any non-public information provided by the Company pursuant to this letter agreement and pursuant to any other authorization by the Board of Directors contemplating the disclosure of non-public information to such Qualified Shareholder. The Qualified Shareholder hereby acknowledges and agrees that (i) it is aware that the United States securities laws prohibit any persons who have material, non-public information regarding a company from purchasing or selling securities of that company and from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information and (ii) the Company maintains a policy, a copy of which has been provided to such Qualified Shareholder, regarding the trading of the Company’s securities by directors and officers of the Company, including time periods during which such securities may and may not be sold, and that for so long as a Qualified Shareholder has the right to appoint any Director or has a director nominee serving on the Company’s Board of Directors, such Qualified Shareholder shall be subject to such Insider Trading Policy as in effect on the date hereof as if it were a director of the Company.

(c)           The rights described herein shall survive the consummation of any Qualified IPO (as defined above).

(d)           The Qualified Shareholder agrees to indemnify and hold harmless the Company against any expenses, losses, claims, damages or liabilities which the Company may suffer or incur as a result of any violation by such Qualified Shareholder of its obligation to maintain the confidentiality of any information received by its Director appointee or for any misuse of such information.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflict of law principles thereof.

[Signatures follow on next page]

The undersigned hereby execute and deliver this letter agreement as of the date first set forth above. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original by all of which together shall constitute one and the same instrument.

Very truly yours,

GDS HOLDINGS LIMITED

By:	/s/ William Wei Huang

Name:	William Wei Huang

Title:	Chief Executive Officer

ACKNOWLEDGED AND ACCEPTED:

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez

Name:	Bruno Lopez

Title:	Chief Executive Officer